Exhibit 99.1 - Explanation of Responses
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(1) The shares are owned directly by certain private investment partnerships managed by Bedford Oak Advisors, LLC (the "Investment Manager") including Bedford Oak Capital, L.P. (the "Partnership"). A portion of these securities may also be deemed to be owned beneficially indirectly by Bedford Oak Management, LLC, the general partner of the Partnership (the "General Partner") and by Harvey P. Eisen, the managing member of the General Partner, in accordance with the respective "pecuniary interests" of such persons (within the meaning of Exchange Act Rule 16a-1(a)(2). The Investment Manager, an affiliated entity and investment manager of the Partnership, has the power to vote and dispose of such shares but has no pecuniary interest therein. The General Partner and Mr. Eisen disclaim any beneficial interest in such securities in excess of such pecuniary interest.

(2) The Reporting Persons will disgorge short swing profits to National Holdings Corporation (the "Issuer") in connection with Section 16(b) of the Securities and Exchange Act of 1934, as amended, resulting from the sale of 537,000 shares of the Issuer on October 10, 2007 at $1.90.